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January 13, 2006	Brian J. Blackburn
(617) 951-7016
brian.blackburn@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Shaffer, Esq.

Re:            Pax World Balanced Fund, Inc. (Registration Nos. 2-38679 and 811-2064)

Dear Mr. Shaffer:

The purpose of this letter is to supplement the conversations that you and other members of the Staff of the Securities and Exchange Commission (“SEC”) had with my colleague, Gregory D. Sheehan, over the past several weeks regarding Pax World Balanced Fund, Inc., a Delaware corporation (the “Fund”).  During those conversations, Mr. Sheehan informed the Staff that the Fund had discovered in December 2005 that, due to significant cash inflows, the Fund had exhausted its authorized shares of common stock available for issuance under its Certificate of Incorporation (the “Certificate”).  Pax World Management Corp. (“PWMC”), the Fund’s investment adviser, has determined that on or about August 18, 2005, the Fund began to inadvertently issue shares in excess of the 75 million shares authorized under the Certificate, and that, as of December 22, 2005, the total number of outstanding shares of the Fund was approximately 81.4 million (reflecting an over-issuance of approximately 8.6 million shares (the “Overissue Shares”) and redemptions of 2.2 million authorized shares).

All of the Overissue Shares were issued on the same basis as the Fund’s authorized shares and holders of Overissue Shares have been treated by the Fund in every respect identically with holders of the Fund’s authorized shares.  In addition, the Fund’s portfolio has been managed without regard to any distinction between authorized shares and Overissue Shares and  the financial results for each shareholder and for the Fund as a whole would have been the same if the Overissue Shares had been authorized.  In connection with the matters discussed above, the Fund has retained the services of special Delaware counsel.

  At a special meeting of the Board of Directors of the Fund (the “Board”) held on December 23, 2005, the Board adopted a resolution approving an amendment to the Certificate that would increase the number of authorized shares of the Fund’s common stock from 75 million to 150 million (the “Amendment”) and determined: (i) to seek shareholder approval of the Amendment at a special meeting of stockholders currently scheduled to be held on February 23, 2006; (ii) pending receipt of such approval, to limit issuances of shares of the Fund only to certain institutions and individuals with whom the Fund or its principal underwriter has contractual commitments to issue shares, and to satisfy such issuances only from validly issued shares of common stock held in the Fund’s treasury; and (iii) to conduct a rescission offer with respect to the Overissue Shares (the “Rescission Offer”).

With respect to the Rescission Offer, the Board has determined that holders of the Overissue Shares will be provided with an opportunity (i) to rescind their purchase of Overissue Shares or (ii) subject to stockholder approval of the Amendment, to effect an exchange of newly authorized shares of the Fund for their Overissue Shares.  To the extent a holder elects to rescind its purchase, it will receive cash in an amount equal to the greater of  (a) the original purchase price of such Overissue Shares (less any cash distributions made in respect thereof), plus simple interest thereon at a rate equal to the then prevailing Federal Reserve discount rate (primary credit rate) plus 5.00% (which is the legal rate under Delaware corporate law), and (b) the net asset value of Overissue Shares next calculated after receipt by the Fund of the holder’s acceptance of the Rescission Offer (such amount, the “Rescission Price”).  If the Fund does not receive a response to the Rescission Offer from any of the offerees, it intends to treat the Overissue Shares held by such offeree, and all rights and claims with respect thereto, as having been eliminated in exchange for the newly issued shares and such offerees’ accounts will be changed to eliminate references to the Overissue Shares and to refer instead to the newly issued shares.

As of January 11, 2006, the net asset value of shares of the Fund, together with distributions made on those shares by the Fund on December 15, 2005, is greater than the purchase price paid by holders in respect of approximately 99.0% of the Overissue Shares.  In light of the foregoing, the Board desires to complete the Rescission Offer as expeditiously as possible.

In connection with the Amendment and the Rescission Offer, the Board has requested, and PWMC has entered into, a Letter of Indemnity, under which PWMC will indemnify and hold the Fund harmless from, against and in respect of any and all losses, damages, liabilities, fines, penalties, bonds, assessments, costs and expenses or amounts reasonably paid in settlement (collectively, “Losses”) incurred or suffered by the Fund as a result of or arising out of the issuance and sale by the Fund of the Overissue Shares, including without limitation: (i) Losses relating to any threatened or pending claims, proceedings, actions or investigations that allege violations of the General Corporation Law of the State of Delaware or the federal securities laws (including, but not limited to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended), (ii) losses relating to any claims, proceedings or actions that may be threatened or commenced in the future by any person (including any regulatory authority) relating to the foregoing, and (iii) all liabilities and expenses incurred by the Fund under the provisions of the Certificate providing for indemnification of directors and officers.  PWMC also has agreed to reimburse the Fund for all costs associated with the Rescission Offer as well as the costs associated with obtaining shareholder approval of the Amendment.(1)  The principal stockholders of PWMC have agreed to guarantee PWMC’s obligations under the Letter of Indemnity.  The Board has received information regarding the financial condition of PWMC and the net worth of the guarantors, and believes that the combined indemnity/guarantee will be sufficient to protect the Fund from reasonably foreseeable losses associated with the Overissue Shares.

Finally, we note that Rule 14a-6 under the Securities Act of 1933, as amended, prohibits the Fund from filing a preliminary form of the Proxy Statement to be utilized in connection with obtaining stockholder approval of the Amendment because the only matter to be acted upon is a proposal to increase the Fund’s number of authorized shares.  As a comity, however, attached for your review and comment, please find a current draft of the Proxy Statement, the Rescission Offer and the supplement to the Fund’s prospectus to be utilized in connection with the Rescission Offer.  The Fund intends to mail the Proxy Statement on January 19, 2006 and expects to mail the Rescission Offer soon thereafter.

We would be pleased to discuss any aspects of this matter with you at your convenience.

Very truly yours,

/s/ Brian J. Blackburn

Brian J. Blackburn

Enclosures

cc: Gregory D. Sheehan, Esq.

(1)  Such costs would include the cost associated with repurchasing any Overissue Shares in the Rescission Offer to the extent that the payments for such shares exceed the net asset value per share of the Fund at the time of repurchase.